Alpha Partners Technology Merger Corp.

One Penn Plaza

36th Floor

New York, NY 10119

March 19, 2021

Division of Corporation Finance

Office of Financial Services

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Alpha Partners Technology Merger Corp.

Registration Statement on Form S-1
Filed on February 17, 2021

File No. 333-253221

Ladies and Gentlemen:

Set forth below are the responses of Alpha Partners Technology Merger Corp. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter, dated March 15, 2021, with respect to the Registration Statement on Form S-1 filed with the Commission on February 17, 2021, File No. 333-253221 (such Registration Statement, the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing an Amendment No. 2 to the Preliminary Proxy Statement (“Amendment No. 2”). We are separately furnishing to the Staff four courtesy copies of Amendment No. 1 marked to show the changes made to the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Registration Statement, unless otherwise specified. Capitalized terms used but not defined herein shall have the meanings given to them in Amendment No. 2.

Form S-1 filed February 17, 2021

Principal Shareholders, page 131

1.	We note your disclosure in footnote 3 to the table that shares reported for Alpha Partners Technology Merger Sponsor LLC are held in the name of your sponsor, and your sponsor's board of managers has three managers, each with one vote such that approval of two of the three is required to approve an action of your sponsor. Please disclose the identities of the three managers of your sponsor's board of managers. Refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 132 of Amendment No. 2.

Financial Statements

Note 1 - Description of Organization and Business Operations, page F-8

2.	We note your disclosure indicating that you have selected January 31st as your fiscal yearend. However, you also have disclosures on pages 88 and 119 indicating that you will be reporting on a calendar year basis and we see that Article 47 of your Articles of Association at Exhibit 3.1 states that your financial year will end on December 31st each year unless your directors otherwise prescribe. Please revise your filing as necessary to clarify the fiscal year that will be utilized for financial reporting.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page F-7 of Amendment No. 2.

Securities and Exchange Commission

March 19, 2021

General

3.	Please note that your subsequent amendment filed March 15, 2021 was not reviewed in connection with this comment letter and the staff will review the next filing that is responsive to comments.

RESPONSE: Noted and understood.

* * * * *

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Derek J. Dostal of Davis Polk & Wardwell LLP at (212) 450-4000.

Very truly yours,

Alpha Partners Technology Merger Corp.

By:	/s/ Matthew Krna
	Name:	Matthew Krna
	Title:	Chief Executive Officer and Director

Enclosures

cc: Derek J. Dostal, Davis Polk & Wardwell LLP